March 5, 2026

David Leavitt
President
HPS Net Lease Income REIT
8027 Forsyth Boulevard
St. Louis, MO 63105

       Re: HPS Net Lease Income REIT
           Registration Statement on Form 10-12G
           Filed February 10, 2026
           File No. 000-56823
Dear David Leavitt:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10
Advisory Agreement, page 24

1. We note that you state that the description of the Advisory Agreement set forth below is qualified in its entirety by reference to the Advisory Agreement, a form of which is filed as an exhibit to this Registration Statement. Please disclose all material provisions of your advisory agreement, and remove any implication that you have not done so. Also, revise the disclosure regarding your other material agreements to remove similar qualification language.
Share Repurchase Plan, page 41

2. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program.
       We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of
       Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12,
2016), Rich
 March 5, 2026
Page 2

       Uncles NNNREIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc.
       (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter
       dated September 1, 2017), please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation
       Finance, you may contact the Division   s Office of Mergers and
Acquisitions at 202-551-
       3690.
3. We note that you may conduct the share repurchase program during the offering period of your continuing private placement offering. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the
       Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Potential Conflicts of Interest, page 132

4. We note the references to risks related to Other Accounts and investment allocation policies on page 110 and elsewhere in your registration statement. Please provide an expanded description of the terms of such allocation policies and how such policies impact the allocation of investments. Also, please revise your disclosure to discuss any other real estate programs in which your Advisor, its affiliates, and/or your executive officers are involved, including the size of the competing programs and clarify how many of these programs compete directly with the Company for investments.
Net Asset Value Calculation and Valuation Guidelines, page 144

5. We note your use of periodic NAV pricing for both your offerings and share repurchase plan. Please clarify how you will communicate your NAV price changes. Our Independent Valuation Advisor, page 145

6. We note your disclosure that you have engaged an independent valuation advisor. Please revise to identify your independent valuation advisor.
General

7. Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange
       Act 1934 even if comments remain outstanding. In that case consider withdrawing the
       Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 March 5, 2026
Page 3

       Please contact Babette Cooper at 202-551-3396 or Mark Rakip at 202-551-3573 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction